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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                           FORM N-54A
      NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55
     THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED
              PURSUANT TO SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name: Nortia Capital Partners, Inc.
Address of Principal Business Office (No. & Street, City, State,
Zip Code): 400 Hampton View Court, Alpharetta, Georgia  30004
Telephone Number (including area code): (770) 777-6795
Name and address of agent for service of process: David M Bovi
PA. 319 Clematis Street, West Palm Beach, FL 33401
Check one of the following:

[XX] The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed: 0-26843
_________________________________________________________________

[ ] The company is relying on rule 12g-2 under the Securities
Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company:
________________________________________________

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company: ___________________________________

The undersigned company certifies that it is a closed-end company organized under the laws of Nevada (state) and with its principal place of business in Georgia (state); that it will be operated for the purpose of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of Alpharetta and state of Georgia on the 3 day of Jan, 2005.

[SEAL]                   Signature Nortia Capital Partners, Inc.
                         By /S/ William J Bosso
                         (Name of director, officer, or general
                         partner signing on behalf of the
                         company)
                         William J. Bosso
                         Title Chief Executive Officer

Attest:   /S/ Matthew Henninger
          President

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INSTRUCTIONS FOR FORM N-54A